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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                            ------------------------

                               (AMENDMENT NO. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                  COMPUSA INC.
                           (NAME OF SUBJECT COMPANY)

                                  COMPUSA INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   209432107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                JAMES F. HALPIN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  COMPUSA INC.
                           14951 NORTH DALLAS PARKWAY
                              DALLAS, TEXAS 75240
                                 (972) 982-4000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                            THOMAS M. CERABINO, ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 728-8000

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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     This Amendment No. 1 to the Solicitation/Recommendation Statement on
Schedule 14D-9 initially filed on January 24, 2000 (as amended, "Schedule 14D-9") of CompUSA Inc., a Delaware corporation, relates to the offer by TPC Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Grupo Sanborns, S.A. de C.V., a corporation organized under the laws of the United Mexican States, to purchase all outstanding shares of the common stock of CompUSA Inc., par value $0.01 per share (the "Common Stock"), for a purchase price of $10.10 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 1, 2000, and in the related Letter of Transmittal. This Schedule 14D-9 is being filed on behalf of CompUSA Inc.

ITEM 1.  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is CompUSA Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 14951 North Dallas Parkway, Dallas, Texas 75240, Telephone: (972) 982-4000.

     (b) The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company. As of January 28, 2000, there were 92,693,889 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The filing person is the subject company.

     (d) This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule TO dated February 1, 2000 (the "Schedule TO") of Grupo Sanborns, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Parent"), and its wholly-owned subsidiary, TPC Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of Common Stock (the "Shares") not owned by Parent or its affiliates at a price of $10.10 per Share (the "Offer Price"), net to the Seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 2000 (the "Offer to Purchase") and the related Letter of Transmittal and any supplement thereto (which together constitute the "Offer"). A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as
Exhibit 1 and Exhibit 2 hereto, respectively, and each is incorporated herein by reference.

     The Offer is being made pursuant to a Merger Agreement, dated as of January 23, 2000 (the "Merger Agreement"), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged (the "Merger") with and into the Company, and the Company shall continue as the surviving corporation (the "Surviving Corporation"). The Merger Agreement further provides that those Shares that are not acquired in the Offer will be converted into the right to receive $10.10 per Share in cash.

     According to the Schedule TO, the address of the principal executive offices of Parent are located at Avenida San Fernando 649, Colonia Pena Pobre Tlalpan, Mexico, D.F., Mexico 14060 and the principal executive offices of Purchaser are located at 1000 Louisiana Street, Suite 565, Houston, Texas 7700.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Schedule 14f-1 (the "Information Statement") which is attached as Schedule II hereto and is incorporated herein by reference. Except as described herein (including in the Exhibits hereto and in Schedule II hereto) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser or Purchaser's executive officers, directors or affiliates.

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     The Merger Agreement.  The summary of the Merger Agreement contained in the
Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule TO and a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 3 hereto and is incorporated herein by reference.

     Interests of Certain Persons in the Transaction. Certain members of the Company's Board of Directors (the "Board") and management may be deemed to have certain interests in the Merger that are in addition to their interest as stockholders of the Company generally. The Board was aware of and discussed these interests in connection with its consideration and approval of the Merger Agreement. In considering the recommendation of the Board with respect to the Offer and the Merger, the stockholders should be aware of these interests which may present actual or potential conflicts of interest.

     Executive Employment Agreements. The named executive officers (as described in the Company's most recent Commission filing) have each entered into an Amendment to Employment Agreement (the "Amendment") in the form attached to the Merger Agreement. Under their employment agreements with the Company, the named executive officers are entitled to certain payments under certain circumstances as a result of the consummation of the Offer. The Amendment provides that, in the event the respective executive is entitled to such payments, the Company shall withhold twenty percent of such payment (the "Deferred Payment") and deposit an amount equal to the Deferred Payment into an escrow account for the benefit of the executive. The Company will pay the executive the Deferred Payment (plus earnings thereon) on the earlier to occur of (i) the three-month anniversary of the date that the initial payment was made to the executive, if the executive is employed by the Company at such time or
(ii) two (2) business days after the date on which the executive's employment with the Company terminates for any reason other than by the Company for Cause (as defined in the Amendment) or the executive's voluntary resignation. If employment is terminated for Cause or the executive voluntarily resigns prior to such three-month anniversary, the Deferred Payment will be forfeited.

     It is expected that certain other executive vice presidents and senior vice presidents of the Company will also enter into certain amendments to their individual employment agreements, subject to the provisions of the Merger Agreement.

     The foregoing description is qualified in its entirety by reference to the employment agreements, which are described in the Information Statement, and by reference to the Amendments, copies of which are attached as Exhibits 4, 5, 6, 7 and 8 hereto, respectively, and are incorporated herein by reference.

     Options and Other Equity-Based Awards. Pursuant to the Merger Agreement and by virtue of the Merger, (i) each outstanding option or similar right to acquire Shares under the Company's stock option plans or any similar plan of the Company, whether or not then exercisable or vested, will be canceled and converted into the right to receive an amount in cash, without interest, equal to the excess, if any, of the Offer Price over the per share exercise or purchase price of such option or similar right, and (ii) each incentive award or other right relating to Shares that was granted under any employee incentive or similar plan of the Company, whether or not then vested, will be canceled and converted into the right to receive an amount in cash, without interest, determined pursuant to the terms thereof based on the value of a Share being equal to the Offer Price. Holders of such options and incentive awards include executive officers and directors of the Company.

     Indemnification. Pursuant to the Merger Agreement, Parent and Purchaser have agreed to cause the Surviving Corporation to indemnify each director, officer, employee, fiduciary or agent of the Company against any costs or expense (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, including, without limitation, liabilities arising out of the transactions contemplated by the Merger Agreement, to the extent that they were based on the fact that such person is or was a director, officer or employee of the Company and arising out of actual or alleged actions or omissions occurring at or prior to the effective time of the Merger (the "Effective Time"). Parent has also agreed to cause the Surviving Corporation to maintain policies of directors' and officers' liability insurance equivalent to the current policies
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of the Company, subject to certain limitations, for six years after the
Effective Time; provided, that the Surviving Company will not be required, in order to maintain such policies, to pay an annual premium in excess of 200% of the aggregate annual amounts currently paid by the Company to maintain the existing policies; and provided further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of 200% of such amount, the Surviving Corporation will only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 200% of such amount.

     Confidentiality Agreement. On January 23, 2000, the Company and Parent signed a Confidentiality Agreement (the "Confidentiality Agreement") providing that, subject to the terms of the Confidentiality Agreement, Parent and its affiliates will keep confidential certain non-public information provided by the Company. The foregoing description is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is attached as Exhibit 9 hereto and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES (OTHER THAN PARENT AND ITS AFFILIATES) AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     A letter to the Company's stockholders communicating the Board's recommendations and the joint press release announcing the Merger Agreement and related transactions and the press release announcing the Company's financial results for the second quarter of fiscal 2000 are filed as Exhibits 10, 11 and 12 hereto, respectively, and are incorporated herein by reference.

     (b)(i) BACKGROUND OF THE OFFER; CONTACTS WITH PARENT

     On September 10, 1999, Parent and its affiliates reported publicly their ownership of approximately 14.8% of the then outstanding Shares.

     On September 13, 1999, Mr. James F. Halpin, President and Chief Executive Officer of the Company, contacted representatives of Parent and discussed in general terms Parent's investment in the Company. During this discussion, Mr. Halpin proposed that the parties meet the following day in Mexico City.

     On September 14, 1999, Mr. Halpin and other representatives of the Company met with Mr. Carlos Slim Domit, Chief Executive Officer of Parent, and other representatives of Parent in Mexico City and continued their discussions of Parent's investment in the Company. The parties also discussed the possibility of establishing various commercial arrangements between the Company and Parent and its affiliates, including joint ventures. During this visit, representatives of the Company toured several of Parent's retail stores in Mexico City.

     During the week of September 20, 1999, representatives of Parent visited the Company's headquarters in Dallas, Texas and toured several of the Company's stores. During this week, representatives of Parent indicated to representatives of the Company that Parent would be interested in increasing its investment in the Company. In light of provisions under Delaware law restricting certain transactions between Delaware corporations and persons holding 15% or more of their outstanding voting stock, representatives of Parent requested that the Company consider taking the necessary corporate action to make these restrictions inapplicable to an increased Parent investment, provided that Parent and its affiliates agree to limit their ownership to less than 20% of the outstanding Shares.

     The Board met telephonically on September 29, 1999 to consider Parent's request. After considering the matter, Mr. Halpin was instructed to advise Parent that the Company would consider taking such action only if Parent entered into a confidentiality and "standstill" agreement with the Company. The representatives of Parent indicated that they would consider the possibility of entering into such an agreement, and requested that the Company prepare a draft agreement.

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     On October 1, 1999, the Company furnished Parent with a draft confidentiality and "standstill" agreement and, on October 22, 1999, Parent informed the Company that Parent was not interested in entering into the agreement on the terms proposed by the Company.

     On October 5-6, 1999, representatives of the Company met with representatives of Parent in Mexico City to discuss voting of the Shares owned by Parent at the upcoming annual shareholder meeting of the Company.

     On November 5, 1999, Mr. Halpin met with representatives of Parent in Mexico City. During this meeting, the parties discussed the possibility of establishing various commercial arrangements between the Company and Parent and its affiliates, and representatives of Parent indicated in general terms that Parent continued to be interested in exploring the possibility of increasing its investment in the Company.

     During the week of November 29, 1999, in a telephone call, representatives of Parent advised representatives of the Company that Parent would be interested in exploring the possibility of making a proposal to acquire the Company at a valuation of approximately $7.00 to $7.50 per Share, although no specific proposal was made. Mr. Halpin responded that the Company would consider a proposal at such a valuation to be inadequate.

     On December 3, 1999, in a telephone call, and on December 8-9, 1999 at meetings in Mexico City, representatives of Parent indicated that Parent would consider increasing its valuation to approximately $8.00 per Share for the Company, although again no specific proposal was made. Mr. Halpin indicated that such a valuation would still be considered inadequate by the Company.

     On December 16, 1999, a representative of Parent met again with Mr. Halpin and other representatives of the Company in Dallas, Texas to continue their discussions. At this meeting, the parties concluded that they had differing views with respect to the valuation of the Company and agreed to defer further discussions.

     During the week of January 3, 2000, representatives of Parent and the Company reopened discussions regarding possible commercial arrangements between the Company and an affiliate of Parent.

     During the week of January 10, 2000, representatives of Parent suggested to Mr. Halpin that they might consider making an acquisition proposal at a valuation of up to $9.00 per Share. Mr. Halpin informed Parent that he would discuss such matter with the Board. The Board held a previously scheduled meeting on January 12, 2000. At this meeting, the Board requested that management, together with Credit Suisse First Boston Corporation ("Credit Suisse First Boston"), the Company's financial advisor, review possible valuations of the Company.

     The Board met telephonically on January 16, 2000 and discussed with Company management and Credit Suisse First Boston their respective views on valuation. The Board authorized Mr. Halpin and Credit Suisse First Boston to have further discussions with Parent to seek a higher price than had been suggested in the earlier discussions.

     On January 18, 2000, Credit Suisse First Boston, at the direction of the Board, informed representatives of Parent that the Company would not be receptive to a proposal involving a valuation of $9.00 per Share. On January 19, 2000, Credit Suisse First Boston, at the direction of the Board, discussed various prices and transaction terms with representatives of Parent. During these discussions, representatives of Parent advised Credit Suisse First Boston that Parent would consider making a proposal to acquire the Company at a valuation of approximately $9.50 per Share and, after continued discussions, Parent incrementally increased such valuations to $10.10 per Share. Credit Suisse First Boston indicated that it would discuss such proposal with the Board. On January 21, 2000, Parent submitted to the Company a proposed merger agreement and the parties and their legal advisors met in New York to continue to negotiate the terms of the proposed acquisition. On January 22-23, 2000, the parties concluded negotiating the terms of the Merger Agreement and related documents.

     At a meeting held on January 23, 2000, following presentations by the Company's senior management, as well as its legal counsel and financial advisors, the Board unanimously approved the Merger Agreement, the

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Offer and the Merger, determined that the Offer and the Merger are advisable and fair to, and in the best interest of, the holders of Shares (other than Parent and its affiliates) and unanimously resolved to recommend that shareholders accept the Offer and tender their Shares pursuant to the Offer. The Company, Parent and Purchaser executed the Merger Agreement on January 23, 2000.

     On January 24, 2000, prior to the opening of trading on the New York Stock Exchange, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement. On February 1, 2000, Purchaser commenced the Offer.

     (b)(ii) REASONS FOR THE RECOMMENDATION BY THE BOARD OF DIRECTORS

     In reaching its conclusions and recommendation described above, the Board considered a number of factors, including without limitation the following material factors:

          1. Information with regard to the financial condition, results of operations, competitive position, business and prospects of the Company, as reflected in the Company's projections, current economic and market conditions (including current conditions in the industry in which the Company is engaged) and the going concern value of the Company.

          2. The familiarity of the Board with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which its operates.

          3. The possible alternatives to the Offer and the Merger, including continuing to operate the Company as an independent entity and the risks associated therewith.

          4. The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement.

          5. The historical market price of, and recent trading activity in, the Shares, particularly the fact that the Offer and the Merger will enable the stockholders of the Company to realize a premium of in excess of 49.6% over the closing price of the Shares on January 21, 2000, the last trading day prior to the public announcement, and a premium of in excess of 77% over the average closing price of the Shares for the three months during which such securities traded prior to January 21, 2000.

          6. The opinion, dated January 23, 2000, to the Board, of Credit Suisse First Boston to the effect that, as of that date and based upon and subject to the matters described in such opinion, the $10.10 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares was fair, from a financial point of view, to such holders (other than Parent and its affiliates). The full text of Credit Suisse First Boston's written opinion dated January 23, 2000, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Credit Suisse First Boston, is attached hereto as Schedule I and is incorporated herein by reference. Credit Suisse First Boston's opinion is directed only to the fairness, from a financial point of view, of the $10.10 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or as to any other matter relating to the Offer or the Merger. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

          7. The fact that the structure of the acquisition of the Company by Parent as provided for in the Merger Agreement involves a cash tender offer for all outstanding Shares to be commenced within seven business days of the public announcement of the Merger Agreement to be followed as promptly as practicable by a merger for the same consideration, thereby enabling the Company's stockholders to obtain cash for their Shares at the earliest possible time.

          8. The fact that the obligations of Parent and Purchaser to consummate the Offer and the Merger pursuant to the terms of the Merger Agreement are not conditioned upon financing.

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          9. The fact that the terms of the Merger Agreement should not unduly discourage other third parties from making bona fide proposals subsequent to signing the Merger Agreement and, if any such proposal were made, the Board, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with any other third party.

          10. The regulatory approvals required to consummate the Merger, including antitrust approvals and the prospects for receiving such approvals.

          11. The fact that the Merger Agreement, which prohibits the Company, its subsidiaries and their respective officers, directors, employees, representatives or agents from soliciting, initiating or encouraging any Acquisition Proposal (as defined in the Merger Agreement) or participating in any discussion regarding any Acquisition Proposal, does permit the Company to furnish non-public information to, and participate in negotiations with, any person that makes an unsolicited bona fide Acquisition Proposal that the Board determines constitutes or could constitute a Superior Proposal (as defined in the Merger Agreement) if the Board, based upon the advice of the Company's outside counsel, determines in good faith that failing to take such action would be inconsistent with the fiduciary duties of the Board under applicable law.

          12. The fact that in the event that the Board decides to accept an Acquisition Proposal from a third party, the Board may terminate the Merger Agreement and pay Parent a termination fee of $20,000,000 inclusive of fees and expenses. The Board did not believe that such termination provision would be a significant deterrent to a higher offer by a third party interested in acquiring the Company.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. The Board did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination.

     (c) After reasonable inquiry and to the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares, held of record or beneficially owned by such person, to Purchaser as of the expiration date of the Offer.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company has retained Credit Suisse First Boston as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Credit Suisse First Boston's engagement, the Company has agreed to pay Credit Suisse First Boston for its services an aggregate financial advisory fee equal to 0.8% of the total consideration, including certain liabilities assumed, payable in the Offer and the Merger. The Company also has agreed to reimburse Credit Suisse First Boston for reasonable out-of-pocket expenses, including the fees of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Credit Suisse First Boston's engagement. Credit Suisse First Boston and its affiliates have in the past provided services to the Company and affiliates of Parent unrelated to the Offer and the Merger, for which services Credit Suisse First Boston has received compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade or hold the securities of the Company and Parent and its affiliates for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     On December 27, 1999, Phil Boerger and Jerry Luther, both executive officers of the Company, were each granted options to purchase 4,570 Shares at an exercise price of $5.3125 per Share under the Company's Long Term Incentive Plan, as amended and restated as of September 1, 1999.

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     Except for the issuance of Shares upon exercise of outstanding options and except as described in the foregoing paragraph, no transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by an executive officer, director, subsidiary or affiliate of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     1. Except as set forth above or in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to: (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;
(2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

     2. Except as described in Item 3 or 4(a) or (b) above (the provisions of which are hereby incorporated by reference), there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(1) above.

ITEM 8.  ADDITIONAL INFORMATION.

     1. The Information Statement attached as Schedule II hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

     2. Section 203 of the Delaware General Corporation Law

     As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the time that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by
Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, if such stockholder is an affiliate of the corporation, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

     In accordance with the Merger Agreement and Section 203, the Board approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

     3. Antitrust

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the
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Antitrust Division of the Department of Justice (the "Antitrust Division") and
the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements. There may be similar antitrust requirements in other jurisdictions.

     Each of Grupo Carso, S.A. de C.V. ("Grupo Carso") and the Company expects to file on or about February 1, 2000 with the FTC and the Antitrust Division a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Grupo Carso and the Company, unless both the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-calendar day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Grupo Carso and/or the Company, the waiting period would be extended for an additional 10 calendar days following substantial compliance by Grupo Carso and/or the Company with such request. Thereafter, the waiting period could be extended only by court order. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase by Purchaser of Shares pursuant to the Offer, either of the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Grupo Carso, its subsidiaries or the Company. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances.

     Although the Company believes that the Purchaser's acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the outcome will be.

     4. Legal Proceedings

     A complaint seeking class action status entitled Daniel Exner v. CompUSA Inc. et al., Cause No. CC-00-00921-C, was filed in the County Court At Law of Dallas County, Texas on January 24, 2000 by Daniel Exner, a shareholder of the Company, in connection with the proposed Merger, against the Company and Messrs. Barry L. Williams, Mortin E. Handel, Lawrence Mittman, Giles H. Bateman, Leonard
L. Berry, James F. Halpin, Warren D. Feldberg and Kevin J. Roche (each a director and/or officer of the Company). Plaintiff alleges that the individual defendants breached their fiduciary duties of loyalty and care to the Company and its shareholders by, among other things, entering into the Merger Agreement at an unfair price, failing to maximize shareholder value, and benefitting themselves at the expense of shareholders. The complaint seeks a declaration that the individual defendants breached their duties of loyalty and care, an injunction against the Merger, unspecified monetary damages, costs and fees, and other relief.

     5. Amendment to the Rights Agreement

     Pursuant to the Merger Agreement, the Company and American Stock Transfer & Trust Company, parties to a Rights Agreement dated April 29, 1994 (the "Rights Agreement"), amended such Rights Agreement in accordance with the terms and conditions set for in the Amendment No. 1 to Rights Agreement ("Amendment No. 1"), a copy of which is attached as Exhibit 13 hereto and is incorporated herein by reference. Pursuant to Amendment No. 1, any and all provisions in the Rights Agreement which prohibit the consummation of any transaction contemplated by the Merger Agreement are thereby waived. A copy of the Rights Agreement is attached as Exhibit 14 hereto and is incorporated herein by reference.

ITEM 9.  EXHIBITS.

Exhibit 1   Offer to Purchase, dated as of February 1, 2000.(1)(3)
Exhibit 2   Form of Letter of Transmittal.(1)(3)
Exhibit 3   Merger Agreement, dated as of January 23, 2000, among Grupo
            Sanborns, S.A. de C.V., TPC Acquisition Corp. and CompUSA
            Inc.(2)
Exhibit 4   Amendment to Employment Agreement, dated January 23, 2000
            between CompUSA Inc. and James F. Halpin.(1)
Exhibit 5   Amendment to Employment Agreement, dated January 23, 2000
            between CompUSA Inc. and James E. Skinner.(1)
Exhibit 6   Amendment to Employment Agreement, dated January 23, 2000
            between CompUSA Inc. and Lawrence N. Mondry.(1)
Exhibit 7   Amendment to Employment Agreement, dated January 23, 2000
            between CompUSA Inc. and Harold F. Compton.(1)
Exhibit 8   Amendment to Employment Agreement, dated January 23, 2000
            between CompUSA Inc. and J. Samuel Crowley.(1)
Exhibit 9   Confidentiality Agreement, dated as of January 23, 2000, by
            Grupo Sanborns, S.A. de C.V. in favor of CompUSA Inc.
Exhibit 10  Letter to Stockholders of CompUSA Inc., dated February 1,
            2000.(3)
Exhibit 11  Joint Press Release of TPC Acquisition Corp. and CompUSA
            Inc., dated January 24, 2000.(2)
Exhibit 12  Press Release of CompUSA Inc., dated February 1, 2000.
Exhibit 13  Amendment No. 1 to Rights Agreement, dated as of January 23,
            2000, by and between CompUSA Inc. and American Stock
            Transfer & Trust Company.(2)
Exhibit 14  Rights Agreement, dated April 29, 1994 between CompUSA Inc.
            and America Stock Transfer & Trust Company (formerly Bank
            One, Texas, N.A.), as Rights Agent.(4)
Exhibit 15 Form of Employment Agreement between CompUSA Inc. and each of J. Samuel Crowley, Rick L. Fountain, J. Robert Gary,
            Ronald J. Gilmore, Harold D. Greenberg, Alann R. Hurlebaus,
            Melvin D. McCall, Barry C. McCook, Lawrence N. Mondry,
            Honorio J. Padron, Paul Poyfair, Bob Sayewitz, James E.
            Skinner, Mark R. Walker and Anthony A. Weiss.(5)
Exhibit 16  Form of Employment between CompUSA Inc. and each of Gary M.
            Bale, Phil Boerger, Michael D. Bryk, George A. Coll, Brian
            J. Curran, Jeff Dill, Richard Foster, Ronald E. Freeman,
            Robert M. Howe III, Edmund G. Jurica, Jr., John S.
            Lostroscio, Jerry Luther, Leslie C. Marshall, Kellie J.
            McCluskey, T. Dale Stapleton, Catherine Witt, Blake A. Wolff and John W. Woodson.(5)
Exhibit 17  Employment Agreement, dated as of August 16, 1996, between
            CompUSA Inc. and James F. Halpin.(6)
Exhibit 18  Employment Agreement, dated as of August 16, 1996, between
            CompUSA Inc. and Harold F. Compton.(6)

---------------
(1) Filed as an exhibit to Grupo Sanborns, S.A. de C.V.'s and TPC Acquisition Corp.'s Tender Offer Statement on Schedule TO, dated February 1, 2000, and incorporated herein by reference.

(2) Previously filed on January 26, 2000 as an exhibit to CompUSA Inc.'s Form
    8-K.

(3) Included in copies mailed to Stockholders.

(4) Previously filed as an exhibit to CompUSA Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 1994, and incorporated herein by reference.

(5) Previously filed as an exhibit to CompUSA Inc.'s Annual Report on Form 10-K for the fiscal year ended June 27, 1998, and incorporated herein by reference.

(6) Previously filed as an exhibit to CompUSA Inc.'s Annual Report on Form 10-K for the fiscal year ended June 29, 1996, and incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CompUSA Inc.

                                          /s/ James F. Halpin

                                          Name: James F. Halpin
                                          Title:  President and Chief Executive
                                          Officer

Dated: February 1, 2000

                                                                      SCHEDULE I

             [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

January 23, 2000

Board of Directors
CompUSA Inc.
14951 North Dallas Parkway
Dallas, Texas 75240

Members of the Board:

     You have asked us to advise you with respect to the fairness to the holders of the common stock of CompUSA Inc. ("CompUSA"), other than Grupo Sanborns, S.A. de C.V. ("Grupo Sanborns") and its affiliates, from a financial point of view, of the Cash Consideration (as defined below) set forth in the Agreement and Plan of Merger, dated as of January 23, 2000 (the "Merger Agreement"), among Grupo Sanborns, TPC Acquisition Corp., a wholly owned subsidiary of Grupo Sanborns ("Sub"), and CompUSA. The Merger Agreement provides for, among other things, (i) a tender offer by Sub to purchase all outstanding shares of the common stock, par value $0.01 per share, of CompUSA ("CompUSA Common Stock") at a purchase price of $10.10 per share, net to the seller in cash (the "Cash Consideration" and, such tender offer, the "Tender Offer") and (ii) subsequent to the Tender Offer, the merger of Sub and CompUSA (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of CompUSA Common Stock not acquired in the Tender Offer will be converted into the right to receive the Cash Consideration.

     In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to CompUSA. We have also reviewed certain other information relating to CompUSA, including financial forecasts, provided to or discussed with us by CompUSA, and have met with the management of CompUSA to discuss the business and prospects of CompUSA. We have also considered certain financial and stock market data of CompUSA, and we have compared those data with similar data for other publicly held companies in businesses similar to CompUSA, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts, we have been advised, and have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of CompUSA as to the future financial performance of CompUSA. In addition, we have not been requested to make, and we have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of CompUSA, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. In connection with our engagement, we did not solicit third party proposals for the acquisition of CompUSA.

     We have acted as financial advisor to CompUSA in connection with the Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. Credit Suisse First Boston and its affiliates have in the past provided services to CompUSA and affiliates of Grupo Sanborns unrelated to the proposed Transaction, for which services we have received compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and

Board of Directors
CompUSA Inc.
January 23, 2000
Page 2

equity securities of CompUSA and Grupo Sanborns and its affiliates for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

     It is understood that this letter is for the information of the Board of Directors of CompUSA in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of CompUSA Common Stock pursuant to the Tender Offer or how such stockholder should vote with respect to any matter relating to the Merger. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent, except that this letter may be attached in its entirety as an exhibit to CompUSA's Schedule 14D-9 relating to the Tender Offer.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of CompUSA Common Stock is fair to such holders (other than Grupo Sanborns and its affiliates) from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                                                     SCHEDULE II

                                  COMPUSA INC.
                           14951 NORTH DALLAS PARKWAY
                              DALLAS, TEXAS 75240

                     INFORMATION PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

     This Information Statement is being furnished to holders of the common stock, par value $0.01 per share ("Common Stock" or the "Shares"), of CompUSA Inc., a Delaware corporation (the "Company"), in connection with the possible designation by TPC Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Grupo Sanborns, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Parent"), of at least a majority of the board of directors of the Company (the "Board") pursuant to the terms of a Merger Agreement, dated as of January 23, 2000 (the "Merger Agreement"), by and among the Company, Purchaser and Parent. This Information Statement is part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the "Schedule 14D-9") of the Company. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Schedule 14D-9. THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

     Pursuant to the Merger Agreement, after Purchaser has accepted for payment, and paid for, Shares pursuant to the Offer, and from time to time thereafter, Purchaser has the right to have persons designated by it become directors of the Company (the "Purchaser Designees") so that the total number of such persons equals the number, rounded up to the next whole number, which is the product of
(i) the total number of directors on the Board of Directors of the Company and
(ii) the percentage that such number of Shares so purchased bears to the total number of Shares then outstanding. The Merger Agreement provides that the Company will promptly take all actions necessary to cause such Purchaser Designees to be so elected, including (a) upon request by Purchaser, increasing the size of the Board or (b) if necessary, seeking the resignations of one or more existing directors (except that there must be no fewer than two Continuing Directors (as defined below)). Following the election or appointment of Purchaser Designees and prior to the time the Merger becomes effective (the "Effective Time") if any of the directors of the Company then in office is a director of the Company on the date hereof (a "Continuing Director"), any amendment or termination of the Merger Agreement which requires action by the Company, any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement and any exercise or waiver of any of the provisions of the Merger Agreement providing rights or remedies to the Company, will require the affirmative vote of a majority of the Continuing Directors.

     The information contained in this Schedule II concerning Purchaser has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                        VOTING SECURITIES OF THE COMPANY

     As of January 28, 2000, there were issued and outstanding 92,693,889 shares of Common Stock, each of which entitles the holder to one vote.

                   BOARD OF DIRECTORS, ACQUISITION DESIGNEES
                             AND EXECUTIVE OFFICERS

BOARD BIOGRAPHICAL INFORMATION

     The persons named below are the current members of the Board. The following sets forth as to each director his age (as of February 1, 2000), principal occupation and business experience, the period during which he has served as a director, any family relationship with any other director or executive officer of the Company and the directorships currently held by him in corporations whose shares are publicly registered.

                                                                                SERVED AS A
                                                                                 DIRECTOR     YEAR TERM
NAME                              AGE           POSITION WITH COMPANY              SINCE       EXPIRES
----                              ---           ---------------------           -----------   ---------
Warren D. Feldberg(1)...........  50    Director                                   1992         2002
Kevin J. Roche(1)(2)............  41    Director                                   1989         2002
Barry L. Williams(3)............  55    Director                                   1997         2002
Giles H. Bateman(2)(4)..........  55    Chairman of the Board of Directors         1991         2001
Leonard L. Berry, Ph.D.(3)......  57    Director                                   1993         2001
Morton E. Handel(1)(2)..........  64    Director                                   1997         2001
James F. Halpin(2)(4)...........  49    President, Chief Officer and Director      1993         2000
Lawrence Mittman(3).............  48    Director                                   1995         2000

---------------
(1) Member of the Compensation Committee

(2) Member of the Finance Committee

(3) Member of the Audit Committee

(4) Member of the Nominating and Governance Committee

     Warren D. Feldberg has served as a director of the Company since October 1992. Since September 1999, Mr. Feldberg has been President and Chief Executive Officer of U.S. Office Products Company, a direct provider of office supplies, office furniture and office breakroom products and services. From January 1997 to January 1999, Mr. Feldberg served as Chairman and Chief Executive Officer of The Caldor Corporation, a discount department store retail chain. Mr. Feldberg served as President and Chief Operating Officer of The Caldor Corporation from May 1996 to January 1997. From October 1991 to June 1995, Mr. Feldberg served as Chairman and Chief Executive Officer of Marshalls, Inc., a retail organization and then a subsidiary of Melville Corporation (now CVS Corporation). Mr. Feldberg also served as Vice President of Melville Corporation during the same period. From 1988 to October 1991, Mr. Feldberg was employed by Dayton Hudson Corporation, where he served in a variety of positions for its Target retail division, most recently as President from 1990 to 1991. He is also a director of U.S. Office Products Company, the Alex-Lee Company and Nassau Group, Inc.

     Kevin J. Roche has served as a director of the Company since 1989. Mr. Roche has served as an officer of various investment and banking affiliates of First Union Corporation since 1988 and currently serves as President of First Union Private Capital Inc., Senior Vice President of First Union Investors, Inc., and Senior Vice President of First Union Capital Partners, Inc.

     Barry L. Williams has served as a director of the Company since May 1997. Since June 1987, he has been President of Williams Pacific Ventures Inc., a venture capital and real estate investment and consulting firm. He was President of C.N. Flagg Power Inc., a construction services company, from July 1988 until its sale in

July 1992, and a Managing Principal of Bechtel Investments, Inc. until May 1987. He is also a director of CH2M Hill Companies, Ltd., PG&E Corporation, Simpson Manufacturing Company, Inc., R.H. Donnelley & Company, Newhall Land and Farming Co., Inc. and USA Group, Inc. Mr. Williams is also a trustee of Northwestern Mutual Life Insurance Company.

     Giles H. Bateman has served as a director of the Company since December 1991 and as Chairman of the Board of Directors since December 1993. Since January 1992, Mr. Bateman has been an investor in and director of several private companies primarily engaged in retailing. In 1991, Mr. Bateman served as a Visiting Professor at the University of San Diego Olin Hall School of Business Administration. Mr. Bateman was a co-founder of The Price Company, the operator of The Price Club chain of warehouse club retail superstores. Mr. Bateman served as a director and Chief Financial Officer of The Price Company from 1976 to 1991 and as Vice Chairman from 1986 to 1991. He is also a director of Arcoms Inc. (formerly Boatracs, Inc.) and Cheap Tickets, Inc.

     Leonard L. Berry, Ph.D. has served as a director of the Company since November 1993. In September 1999, Dr. Berry was appointed Distinguished Professor of Marketing at Texas A&M University. Dr. Berry has served as Director of the Center for Retailing Studies at Texas A&M University and a Professor of Marketing there since 1982. He has also held the J.C. Penney Chair of Retailing Studies at Texas A&M University since January 1991. Dr. Berry is also a director of Lowe's Companies, Inc., Hastings Entertainment, Inc. and Genesco Inc.

     Morton E. Handel has served as a director of the Company since January 1997. Mr. Handel is President of S&H Consulting, Ltd., a privately held financial and consulting firm based in West Hartford, Connecticut, where he has been employed since 1991. Mr. Handel is also the President and Chief Executive Officer of Ranger Industries, Inc. (formerly Coleco Industries, Inc., where he was Chairman of the Board of Directors and Chief Executive Officer from 1988 to
1991). Mr. Handel is also currently the Chairman of the board of directors and a member of the Compensation Committee of Marvel Enterprises, Inc., and a director of Concurrent Computer Corporation, and Vice Chairman of the Board of Regents of the University of Hartford.

     James F. Halpin has served as President and a director of the Company since May 1993 and as Chief Executive Officer since December 1993. Mr. Halpin also served as Chief Operating Officer from May 1993 to January 1995. From 1990 to November 1992, Mr. Halpin was President of HomeBase, a home center warehouse retailer. From 1988 to 1990, Mr. Halpin was President of BJ's Wholesale Club, Inc., a chain of warehouse club retail stores. He also served as Executive Vice President of Waban Inc., the parent corporation of HomeBase, Inc. and BJ's Wholesale Club, Inc., from 1988 to May 1993. He is also a director and member of the Compensation Committee of Marvel Enterprises, Inc., Lowe's Companies, Inc. and Interphase Corporation.

     Lawrence Mittman has served as a director of the Company since January 1995. Mr. Mittman is a Partner of the New York City law firm Battle Fowler, LLP, where he has been employed since 1979. He is also a director of Marvel Enterprises, Inc.

PURCHASER DESIGNEE BIOGRAPHICAL INFORMATION

     Purchaser has informed the Company that it will choose the Purchaser Designees from the individuals shown in the table below to serve on the Board. The information contained herein has been furnished to the Company by Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information. None of the Purchaser Designees is a director of, or holds any position with, the Company. To the best of Purchaser's knowledge, except as set forth under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" or in the accompanying Offer to Purchase, no Purchaser Designee or any of its respective associates beneficially owns any equity securities or rights to acquire securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Carlos Slim Domit and Patrick Slim Domit are brothers; no other Purchaser Designee is a relative of any other Purchaser Designee or any of the Company's directors or executive officers. Except as set forth below, each of the Purchaser Designees is a citizen of Mexico and has held his present position as set forth below for the past five years.

                             PROPOSED DIRECTOR LIST

NAME AND CITIZENSHIP                 AGE    PRESENT OCCUPATIONS OR EMPLOYMENT AND DIRECTORSHIPS
--------------------                 ---    ---------------------------------------------------
Carlos Slim Domit..................  32     Chairman of the Board and Chief Executive Officer of
                                            Parent since 1999, and Chairman of the Board of
                                            Grupo Carso, S.A. de C.V. since 1998. Director of
                                            Telefonos de Mexico, S.A. de C.V. and President of
                                            Sanborns Hermanos since 1995.
Patrick Slim Domit.................  30     President of Grupo Carso, S.A. de C.V. since 1998;
                                            Director of Parent and President of Industrias
                                            Nacobre, S.A. de C.V. since 1994.
Angel Eduardo Peralta Rosado.......  68     Vice Chairman of the Board of Parent since April
                                            1999. Expansion Director of Sanborns Hermanos since
                                            1967.
Rafael Robles......................  34     Partner of Franck, Galicia, Duclaud y Robles, S.C.
                                            Secretary of the Board of Carso Global Telecom since
                                            July 23, 1996.
Eduardo Valdes Acra................  35     President of Inversora Bursatil, S.A. de C.V., Casa
                                            de Bolsa, Grupo Financiero Inbursa.
James Nakfoor......................  36     Vice President of Securities Trading, Inversora
                                            Bursatil, S.A. de C.V. Director of Prodigy
                                            Communications Corp. since September 1997 and
                                            Director of Spitrock Services Inc. since April 1999.
                                            Citizen of the United States of America.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The business of the Company is managed under the direction of the Board of Directors. The Board meets on a regularly scheduled basis to review significant developments affecting the Company and to act on matters requiring Board approval. It also holds special meetings and acts by written consent when important matters require Board action between scheduled meetings. The Board of Directors met nine times and acted by written consent twice during fiscal 1999. During such period, all current members of the Board of Directors participated in at least 75% of the aggregate of all meetings of the Board and any committees on which they served.

     The Board of Directors has four standing committees (each, a "Committee"): the Compensation Committee, the Finance Committee, the Audit Committee, and the Nominating and Governance Committee. The functions of these Committees, their current members, the number of meetings held and the number of times action was taken by written consent during fiscal 1999 are described below.

     The Compensation Committee has the responsibility of reviewing plans for succession to senior executive positions, fixing annual salaries and bonuses for the officers and key employees of the Company and administering the Long-Term Incentive Plan, the Officers' Bonus Plan, the Nonstatutory Option Plan, the Supplemental Bonus and Retention Plan and the Restricted Stock Plan. The Compensation Committee is comprised of Warren D. Feldberg (Chairman), Morton E. Handel and Kevin J. Roche. The Compensation Committee met six times and acted by written consent twice during fiscal 1999.

     The Finance Committee has the responsibility of making recommendations to the Board with respect to the Company's credit arrangements, the issuance of equity and long-term debt securities and other matters. The Finance Committee is comprised of Kevin J. Roche (Chairman), Giles H. Bateman, James F. Halpin and Morton E. Handel. The Finance Committee met once during fiscal 1999.

     The Audit Committee was established to review the professional services and independence of the Company's independent auditors and to review the Company's financial statements, procedures and internal controls. The Audit Committee is comprised of Barry L. Williams (Chairman), Dr. Leonard Berry and Lawrence Mittman. The Audit Committee met eight times during fiscal 1999.

     The Nominating and Governance Committee is empowered to recommend nominees for election to the Board and review the role, composition and structure of the Board and its Committees. The Nominating and Governance Committee is comprised of James F. Halpin (Chairman) and Giles H. Bateman. The Nominating and Governance Committee acted by written consent once during fiscal 1999.

     After the consummation of the Merger, it is expected that the Company's Board will act to appoint new members to all of the committees of the Board. To the Company's knowledge, no decision has been made by the Purchaser Designees regarding the membership of any such committee of the Board.

COMPENSATION OF DIRECTORS

     Directors who are also employees of the Company or its subsidiaries receive no compensation in their capacities as directors. The Chairman of the Board of Directors, Mr. Bateman, receives an annual retainer of $75,000 and the other nonemployee directors receive an annual retainer of $25,000 ($30,000 if they chair a Committee). Each nonemployee director also receives a fee of $1,000 for each Board meeting and $1,000 for each Committee meeting in which the director participates. All directors are reimbursed for expenses connected with attendance at Board or Committee meetings. In addition, nonemployee directors receive annual automatic grants of stock options to purchase $50,000 of Common Stock (based on market value on the date of grant).

     For fiscal 1999, for their services as directors (and in the case of Mr. Bateman, as Chairman), the Company (i) paid Messrs. Bateman, Berry, Feldberg, Handel, Mittman, Roche and Williams retainer and meeting fees of $74,415; $36,500; $41,500; $45,000; $37,000; $38,500 and $40,000, respectively, and (ii)
granted each of Messrs. Bateman, Berry, Feldberg, Handel, Mittman, Roche, and Williams options to purchase 4,295 shares of Common Stock at an exercise price of $14.25 per share. Mr. Bateman received an additional $69,000 as an annual salary for his services as Chairman of the Board of Directors during fiscal 1999. In addition, Ms. Denise Ilitch, who resigned as a director effective March 2, 1999, was paid $20,664 for services rendered in fiscal 1999.

                                   MANAGEMENT

EXECUTIVE OFFICERS

     The following table sets forth, as of February 1, 2000, certain information regarding the Company's executive officers, each of whom is expected to serve in such capacity until the consummation of the Merger. Officers are elected annually by the Board of Directors and serve at its discretion.

NAME                            AGE    POSITION WITH THE COMPANY
----                            ---    -------------------------
James F. Halpin...............  49     President, Chief Executive Officer and Director
Harold F. Compton.............  52     Executive Vice President, Chief Operating Officer and
                                         President -- CompUSA Stores
J. Samuel Crowley.............  49     Executive Vice President -- Operations
Ronald J. Gilmore.............  45     Executive Vice President -- Marketing
Lawrence N. Mondry............  39     Executive Vice President -- Merchandising
Honorio J. Padron.............  48     Executive Vice President and Chief Information Officer
Paul B. Poyfair...............  47     Executive Vice President -- New Business Development
James E. Skinner..............  46     Executive Vice President, Chief Financial Officer,
                                       Treasurer and Assistant Secretary
Anthony A. Weiss..............  32     Executive Vice President -- Business Solutions
Rick L. Fountain..............  46     Senior Vice President -- Technical Services
J. Robert Gary................  45     Senior Vice President -- Finance and Chief Financial
                                       Officer -- CompUSA Stores
Harold D. Greenberg...........  53     Senior Vice President -- Inventory Management
Robert M. Howe III............  53     Senior Vice President and President -- CompUSA PC Inc.

NAME                            AGE    POSITION WITH THE COMPANY
----                            ---    -------------------------
Alann R. Hurlebaus............  53     Senior Vice President -- Operations/Western Division and
                                         Rural Stores
Melvin D. McCall..............  55     Senior Vice President -- Human Resources
Barry C. McCook...............  52     Senior Vice President -- Operations/Southeastern Division
Robert N. Sayewitz............  45     Senior Vice President -- Direct Sales
Mark R. Walker................  43     Senior Vice President -- General Counsel and Secretary
Gary M. Bale..................  43     Vice President -- Merchandising/Software and Accessories
Phil Boerger..................  41     Vice President -- Direct Sales
Michael D. Bryk...............  45     Vice President -- Finance
George A. Coll................  35     Vice President -- Enterprise Business Solutions
Brian J. Curran...............  36     Vice President -- Direct Sales
Jeff Dill.....................  42     Vice President -- Technology Training
Richard H. Foster.............  55     Vice President -- Direct Sales
Ronald E. Freeman.............  51     Vice President -- Distribution and Configuration
Edmund G. Jurica, Jr. ........  43     Vice President -- Information Systems
John S. Lostroscio............  42     Vice President -- Merchandising/Hardware
Jerry Luther..................  53     Vice President -- Real Estate
Leslie C. Marshall............  55     Vice President -- Loss Prevention
Kellie J. McCluskey...........  41     Vice President -- Advertising
T. Dale Stapleton.............  42     Vice President -- Controller
Catherine C. Witt.............  48     Vice President -- Systems Operations
John W. Woodson...............  36     Vice President -- E-Commerce
Blake A. Wolff................  35     Vice President -- Call Center Services

  Business Experience

     See "Board Biographical Information" above for biographical information regarding Mr. Halpin.

     Harold F. Compton has served as Executive Vice President and Chief Operating Officer since January 1995. In July 1996, Mr. Compton was promoted to the additional position of President -- CompUSA Stores. He served as Executive Vice President -- Operations from August 1994 to January 1995. Prior to joining the Company, Mr. Compton served as President and Chief Operating Officer of Central Electric Inc., an electronics retail company, from December 1993 to August 1994. Previously, Mr. Compton had served as Executive Vice
President -- Operations & Human Resources of HomeBase, Inc. a home center warehouse retailer, from 1989 to 1993. Mr. Compton is also a director of JumboSports, Inc., Linens 'N Things, Inc. and Stage Stores, Inc.

     J. Samuel Crowley has served as Executive Vice President -- Operations since March 1995. He served as Vice President -- Operations, East from April 1994 to March 1995, as Vice President -- Retail Sales from July 1993 to April 1994 and as a Regional Manager from 1989 to July 1993. Prior to joining the Company, Mr. Crowley was employed by The Federated Group, a chain of consumer electronics stores, for eight years, serving as Vice President/General Manager from 1987 to 1988 and as Regional Vice President from 1984 to 1987. Mr. Crowley is also a director of United States Cellular Corporation.

     Ronald J. Gilmore has served as Executive Vice President -- Marketing since May 1997. He served as Senior Vice President -- Marketing & Advertising from May 1994 to May 1997 and as Vice President -- Advertising & Sales Promotion from July 1993 to April 1994. Prior to joining the Company, Mr. Gilmore served as Vice President -- Marketing of The Good Guys!, Inc., a consumer electronics retailer, from April 1993 to July 1993. Mr. Gilmore was employed by HomeBase, Inc. from April 1991 to April 1993, serving as Vice President -- Marketing & Advertising. From April 1990 to April 1991, Mr. Gilmore was employed by Montgomery Ward, Inc., a chain of retail department stores, as Media Director, and from 1989 to 1990, he was employed by Harte Hanks Communications, Inc., serving as Director of Advertising Sales of the Boston Newspaper Group.

     Lawrence N. Mondry has served as Executive Vice President -- Merchandising since December 1993. He served as Senior Vice President and General Merchandise Manager from 1990 to December 1993. Prior to joining the Company, Mr. Mondry was employed by Highland Superstores, Inc., a chain of retail appliance and consumer electronics stores, from 1983 to 1990, serving as Vice President and National Merchandise Manager from 1988 to 1990.

     Honorio J. Padron has served as Executive Vice President and Chief Information Officer since November 1999. He served as Senior Vice
President -- Engineering Processes and Chief Information Officer from November 1997 to November 1999. Prior to joining the Company, Mr. Padron was Senior Vice President and Chief Information Officer for Pepsico Restaurants, a fast food restaurant chain, from August 1996 to November 1997. From February 1995 to August 1996 he held the position of Senior Vice President of Business Engineering and Technology and Chief Information Officer for Flagstar, a restaurant management company. From 1988 to 1995, Mr. Padron was employed by Burger King Corporation, a fast-food restaurant chain, where he held various positions including Senior Director of Research and Development, Director of Reengineering, and Director of Profit and Loss Improvements. From 1982 to 1985, he was Owner and Chief Executive Officer of H&A Restaurant Management Company.

     Paul B. Poyfair has served as Executive Vice President -- New Business Development since May 1998. He served as Executive Vice President -- Services and New Businesses from May 1997 to May 1998, as Senior Vice
President -- Services & Administration from October 1995 to May 1997, as Senior Vice President -- Human Resources, Training and Administration from December 1993 to October 1995 and as Vice President -- Human Resources from September 1993 to December 1993. Prior to joining the Company, Mr. Poyfair was employed by HomeBase, Inc. from October 1990 to September 1993, serving as Vice
President -- Human Resources, and by Kenworth Truck Company, a manufacturer of heavy duty trucks, from 1986 to 1990, serving as Director of Human Resources.

     James E. Skinner has served as Executive Vice President, Chief Financial Officer and Treasurer since September 1994. He served as Senior Vice
President -- Finance and Planning and Chief Accounting Officer from December 1993 to September 1994, as Vice President -- Finance and Planning and Chief Accounting Officer from June 1992 to December 1993 and as Vice President and Chief Accounting Officer from September 1991 to June 1992. Mr. Skinner served as Assistant Treasurer from October 1992 to September 1994 and has also served as Assistant Secretary since October 1992. Prior to joining the Company, Mr. Skinner was a partner of Ernst & Young LLP, an international public accounting firm, where he had been employed since 1975. Mr. Skinner is a Certified Public Accountant.

     Anthony A. Weiss has served as Executive Vice President -- Business Solutions since May 1998. He served as Senior Vice President -- Sales, Distribution and Support from May 1997 to May 1998 and as Vice
President -- Direct Sales from September 1995 to May 1997. Mr. Weiss joined the Company in 1988 and served in various positions, including the positions of Regional Manager from 1992 to February 1995 and Senior Director -- Direct Sales from February 1995 to September 1995.

     Rick L. Fountain has served as Senior Vice President -- Technical Services since April 1999. He served as Vice President -- Technical Services from July 1996 to April 1999. From September 1994 to July 1996, he served as Senior Director -- Technical Services and from February 1990 to September 1994, he served as the East Coast Regional Manager of the Company. Prior to joining the Company, Mr. Fountain was employed by Federated Electronics Superstores, a chain of retail appliance and consumer electronics stores, from 1985 to 1990, where he last held the position of Vice President -- Operations.

     J. Robert Gary has served as Senior Vice President -- Finance of the Company and Chief Financial Officer of CompUSA Stores since January 1999. He served as Vice President -- Controller from September 1998 to December 1998 and as Vice President -- Finance from May 1996 to August 1998. Prior to joining the Company, Mr. Gary served as Senior Vice President and Chief Financial Officer of Wireless One, Inc., an owner and operator of wireless cable television systems, from September 1995 to May 1996, and from 1992 to September 1995, he was Executive Vice President, Chief Operating Officer, and Chief Financial Officer of Greentree Software, Inc., a developer of advanced purchasing and material management software solutions. From 1990 to 1992, Mr. Gary was employed as Vice
President -- Business Manager of the Trade Division of Simon & Schuster, Inc.

     Harold D. Greenberg has served as Senior Vice President -- Inventory Management since May 1997. He served as Vice President -- Inventory Management from April 1994 to May 1997. Prior to joining the Company, he was employed by Ames Department Stores, Inc., a regional chain of discount department stores, where he served in several positions from 1989 to December 1993, most recently as Director of Planning and Analysis.

     Robert M. Howe has served as Senior Vice President and President -- CompUSA PC Inc. since November 1999. He served as Vice President and General Merchandise Manager -- CompUSA PC Inc. from November 1997 to November 1999. Prior to joining the Company, Mr. Howe was Vice President -- Strategic Planning for Packard Bell/NEC, a computer manufacturer, from March 1997 to November 1997. From March 1996 to August 1996, he held the position of General Manager/Worldwide PC Channel Sales and Marketing Consumer Division for International Business Machines Corporation. From July 1994 to January 1996, he served as Vice President -- Worldwide PC Marketing for AT&T Corporation. From May 1992 to September 1993, Mr. Howe served as Senior Vice President -- Sales, Marketing and Service for Dell Computer Corporation, a computer manufacturer and marketer. Mr. Howe held the position of Vice President -- Vendor Relations for Microage, a retailer of personal computer products and accessories, from November 1990 to May 1992. From May 1984 to October 1990, Mr. Howe was Vice
President -- Marketing for Computer Bay, a personal computer distributor.

     Alann R. Hurlebaus has served as Senior Vice President -- Operations/Western Division and Rural Stores since April 1999. Mr. Hurlebaus joined the Company in 1991 and served in various positions, including Director of Operations from April 1991 to October 1991, Senior Director of Operations from October 1991 to May 1995, and Regional Manager of the Company from May 1995 to June 1998. In June 1998, Mr. Hurlebaus was promoted to Senior Director of Rural Stores and from October 1998 to April 1999, he served as Senior Director of Operations and Rural Stores.

     Melvin D. McCall has served as Senior Vice President -- Human Resources since October 1995. He served as Vice President -- Human Resources from May 1995 to October 1995. Prior to joining the Company, he was a principal of HR Partners, a human resources consulting firm, from 1991 to May 1995. From 1987 to 1991, Mr. McCall served as Senior Vice President of Human Resources and Administration of Dominick's Finer Foods, Inc., a regional supermarket chain.

     Barry C. McCook has served as Senior Vice President -- Operations/Southeastern Division since May 1997. He served as Vice President -- Operations, East from March 1995 to May 1997. Mr. McCook also served as Regional Manager of the Southeast from February 1994 to March 1995, as Vice President -- Retail Sales from July 1993 to February 1994, and as Regional Manager from 1990 to July 1993.

     Robert N. Sayewitz has served as Senior Vice President -- Direct Sales since January 2000. He served as Senior Vice President -- Operations/Northeastern Division from September 1998 to January 2000. Mr. Sayewitz served as a Regional Manager of the Company from August 1993 to September 1998. He also served as General Manager of a CompUSA Computer Superstore from June 1992 to August 1993. Prior to joining the Company, Mr. Sayewitz was employed by The Computer Factory, Inc., a computer reseller, where he last held the position of Vice President -- Sales from May 1991 to June 1992.

     Mark R. Walker has served as Senior Vice President -- General Counsel and Secretary since November 1995. He served as Vice President -- General Counsel and Secretary from August 1993 to November 1995. Prior to joining the Company, he was employed as Vice President, Secretary and General Counsel from May 1990 to February 1993 by AmeriCredit Corp., an indirect consumer finance company. Mr. Walker practiced general corporate and securities law from 1986 to 1990 with Mayer, Brown & Platt in Chicago, Illinois.

     Gary M. Bale has served as Vice President -- Merchandising/Software and Accessories since September 1998. He served as Merchandise Manager -- Software from December 1994 to September 1998. Mr. Bale joined the Company in July 1993 and served in various buyer roles until December 1994, most recently as computer and monitor buyer. Prior to joining the Company, Mr. Bale was employed from January 1993 to July 1993 by Tops Appliance City, Inc., an appliance and TV retailer, as an appliance buyer.

     Phil Boerger has served as Vice President -- Direct Sales since January 2000. He served as Regional Manager from September 1998 to December 1999. From April 1998 to September 1998, Mr. Boerger served as Vice President -- Business Services for Inca Computer Builders, a manufacturer and retailer of computers and provider of computer-related services. Prior to April 1998, Mr. Boerger served as Senior Director of Direct Sales of the Company from December 1996 to April 1998 and Regional Director of Direct Sales from December 1994 to December 1996.

     Michael D. Bryk has served as Vice President -- Finance since October 1998. Mr. Bryk joined the Company in 1993 and served in various positions, including Controller for Compudyne, Inc., then a wholly-owned subsidiary of the Company, from January 1993 to October 1993, Director of Internal Audit from October 1993 to September 1994, Director of Finance from September 1994 to February 1996, and Senior Director of Finance from February 1996 to October 1998. Prior to joining the Company, Mr. Bryk was employed by Leeds Building Products, Inc., a wholesale and retail supplier of building products, from August 1990 to January 1993, where he last held the position of Vice President and Chief Financial Officer.

     George A. Coll has served as Vice President -- Enterprise Business Solutions since November 1998. He served as Senior Director -- Technical Services from June 1997 to October 1998 and as Director -- Technical Services from January 1996 to June 1997. Prior to joining the Company, Mr. Coll served as a Regional Manager of Product Services with Montgomery Ward, Inc., a chain of retail department stores, from April 1994 to January 1996. He also served as Area Service Manager, Manager of Quality/Product/Training and Process Control Engineer for General Electric Company from March 1989 to April 1994.

     Brian J. Curran has served as Vice President -- Direct Sales since July 1999. Mr. Curran joined the Company in 1992 and served in various positions including Direct Sales Manager from December 1993 to January 1997, Senior Director of Direct Sales from January 1997 to January 1998, Regional Director of Direct Sales from January 1998 to December 1998 and Senior Director of Small Business and Vertical Markets from December 1998 to July 1999. Prior to joining the Company, Mr. Curran was employed by Checkered Flag, Inc., a supplier of automotive parts, from 1985 to 1992, where he last held the position of Sales and Finance Manager.

     Jeff Dill has served as Vice President -- Technology Training since May 1999. He served as a Regional Manager of the Company from December 1998 to April 1999 and as a General Manager of a CompUSA Computer Superstore from February 1995 to December 1998. Prior to joining the Company, Mr. Dill was President and Owner of Office Supply Room, an office supply company, from October 1982 to December 1991. From March 1992 to April 1994, he was employed by Office Depot, Inc., a chain of office supplies stores, most recently as a Store Manager.

     Richard H. Foster has served as Vice President -- Direct Sales since July 1998. He served as Senior Director -- Direct Sales from April 1998 to July 1998 and as Regional Director -- Direct Sales from October 1996 to April 1998. Prior to joining the Company, Mr. Foster was Regional Manager for Avnet, Inc., a corporate computer reseller, from January 1995 to February 1996. From October 1991 to December 1995, he was Vice President of Sales for Compucom Systems, Inc., a corporate computer reseller.

     Ronald E. Freeman has served as Vice President -- Distribution and Configuration since June 1998. He served as a Senior Director -- Distribution and Configuration from July 1997 to June 1998. Prior to joining the Company, Mr. Freeman was employed from 1989 to 1997 by Babbage's Etc., a computer software specialty retailer, where he last held the position of Vice
President -- Distribution. From 1981 to 1989, he served as Director of Transportation and Logistics for Cullum Cos. Inc., a grocery retailer.

     Edmund G. Jurica, Jr. has served as Vice President -- Information Systems since January 1998. He served as Senior Director of Information Services from October 1997 to January 1998. Mr. Jurica joined the

Company in December 1994 and has held various other management positions, including Director of Strategy and Technology and Director of Client Services. Prior to joining the Company, Mr. Jurica worked from October 1986 to December 1994 at Siemens, a technology solutions company, where he last held the position of Software Development Manager.

     John S. Lostroscio has served as Vice President -- Merchandising/Hardware since September 1998. He served as Divisional Merchandise Manager -- Hardware from January 1997 to September 1998; as Senior Buyer -- Accessories from January 1996 to January 1997 and as an accessories buyer from April 1995 to January 1996. Prior to joining the Company, Mr. Lostroscio was employed from January 1992 to April 1995 by Sound Advice, Inc., a consumer electronics specialty retailer, where he held the position of Merchandise Manager.

     Jerry Luther has served as Vice President -- Real Estate of the Company since January 2000. He served as Senior Director of Real Estate from May 1999 to January 2000 and as Director of Real Estate from September 1995 to May 1999. Prior to joining the Company, Mr. Luther served as Director of Development of Discovery Zone, Inc., an owner and operator of pay-for-play children's entertainment centers from October 1993 to September 1995.

     Leslie C. Marshall has served as Vice President -- Loss Prevention since July 1996. From 1992 to July 1996, he served as Senior Director -- Loss Prevention of the Company. Prior to joining the Company, Mr. Marshall served as Director of Risk Management and Loss Prevention for Pic-"N"-Save Corporation, an inventory close-out retailing chain, from 1986 to 1991.

     Kellie J. McCluskey has served as Vice President -- Advertising since July 1998. She served as Senior Director -- Advertising from March 1998 to July 1998. Prior to joining the Company, Ms. McCluskey worked for Home Depot, Inc. where she last held the position of Advertising Manager -- West Coast Division from July 1993 to March 1998. From 1985 to 1993 she was Manager of Print Advertising for HomeBase, Inc., a home center warehouse retailer.

     T. Dale Stapleton has served as a Vice President -- Controller since January 1999. He served as Senior Director of Financial Accounting from December 1997 to January 1999 and as Director of Financial Accounting from December 1995 to December 1997. Prior to joining the Company, Mr. Stapleton was a Senior Manager for Ernst & Young LLP, an international public accounting firm, from October 1989 to December 1995. Mr. Stapleton is a Certified Public Accountant.

     Catherine C. Witt has served as Vice President -- Information Systems Operations since March 1998. She served as Director of Operations and Telecommunications from October 1994 to March 1998 and as Manager of Data Processing from July 1993 to October 1994. Prior to joining the Company, Ms. Witt was employed from 1981 to 1993 by Haggar Apparel Co., a clothing manufacturer, where she last held the position of Manager of Network Operations.

     John W. Woodson has served as Vice President -- E-Commerce of the Company since November 1999. Prior to joining the Company, Mr. Woodson served as Senior Vice President -- Strategic Marketing of Associates First Capital Corporation, a consumer and commercial financial organization, from June 1997 to November 1999, and from January 1995 to June 1997, he was Vice President -- Advanced Development of KeyCorp, a commercial and retail banking organization.

     Blake A. Wolff has served as Vice President -- Call Center Services since May 1999. He served as Senior Director of Call Center Services from October 1997 to May 1999. Mr. Wolff joined the Company in 1990 and has served in various positions, including General Manager of a CompUSA Computer Superstore from September 1990 to December 1993 and Regional Manager for the Company from December 1993 to October 1997.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

     The following table sets forth information as of January 28, 2000 regarding the beneficial ownership of Common Stock by (i) each person or group known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and nominee for director of the Company, (iii) each of the Company's Named Officers (as defined under "EXECUTIVE
COMPENSATION -- Summary Compensation Table") and (iv) all directors and executive officers of the Company as a group.

                                                                    BENEFICIAL OWNERSHIP
                                                                     OF COMMON STOCK(1)
                                                              ---------------------------------
                                                              AMOUNT AND NATURE
                                                                OF BENEFICIAL       PERCENT OF
NAME OF BENEFICIAL OWNER                                       OWNERSHIP(2)(3)     COMMON STOCK
------------------------                                      -----------------    ------------
Grupo Sanborns, S.A. de C.V.(4).............................     13,750,000            14.8%
  Av. San Fernando 649
  Colonia Pena Pobre, Tlalpan
  Mexico, D.F. 14060
  Mexico
Massachusetts Financial Services Company(5).................      6,483,373             7.0%
  500 Boylston Street
  Boston, Massachusetts 02116
Pilgrim Baxter & Associates, Ltd.(6)........................      6,314,500             6.8%
  11255 Drummers Lane, Suite 300
  Wayne, Pennsylvania 19067
FMR Corp.(7)................................................      5,191,200             5.6%
  82 Devonshire Street
  Boston, Massachusetts 02109
Giles H. Bateman............................................        358,695               *
Leonard L. Berry, Ph.D......................................         55,823               *
Warren D. Feldberg..........................................         89,747               *
James F. Halpin.............................................      4,051,408             4.2%
Morton E. Handel............................................         21,983               *
Lawrence Mittman............................................         29,331               *
Kevin J. Roche..............................................        255,079               *
Barry L. Williams...........................................         17,896               *
Harold F. Compton...........................................      2,682,422             2.8%
J. Samuel Crowley...........................................        720,352               *
Lawrence N. Mondry..........................................      1,082,995             1.2%
James E. Skinner............................................        848,891               *
All directors and executive officers as a group (42
  persons)(8)...............................................     14,307,014            13.8%
Carlos Slim Domit(4)(9).....................................     13,750,000            14.8%
Patrick Slim Domit(4)(9)....................................     13,750,000            14.8%
Angel Eduardo Peralta Rosado................................              0               *
Rafael Robles...............................................              0               *
Eduardo Valdes Acra.........................................              0               *
James Nakfoor...............................................              0               *

---------------
 *  Less than 1.0%

(1) "Beneficial owner" means generally any person who, directly or indirectly, has or shares voting power or investment power with respect to a security. All information with respect to the beneficial ownership of any stockholder has been furnished by such stockholder and the Company believes that, except as otherwise indicated, each stockholder has sole voting and investment power with respect to shares listed as beneficially owned by such stockholder.

(2) Assumes the conversion into shares of Common Stock of all outstanding options upon the consummation of the Merger. With respect to Messrs. Bateman, Berry, Feldberg, Halpin, Handel, Mittman, Roche, Williams, Compton, Crowley, Mondry, Skinner and all directors and executive officers as a group, such shares number 165,835; 48,323; 54,747; 3,276,923; 18,983;
    29,331; 48,323; 17,896; 2,224,175; 615,523; 538,611; 604,259 and 10,646,802,
    respectively.

(3) Assumes the vesting, upon the consummation of the Merger, of all shares of Common Stock restricted by the Company as to their sale, assignment, transfer, pledge or other encumbrance (including, without limitation, shares issued under the CompUSA Inc. Long-Term Incentive Plan and under the CompUSA Inc. Restricted Stock Plan) which are held by Messrs., Halpin, Compton, Crowley, Mondry, Skinner and all directors and executive officers as a group, with such shares numbering 195,614; 174,823; 92,572; 92,572; 92,572 and 1,420,501, respectively.

(4) Based on a Report on Schedule 13D dated November 22, 1999, with the Securities and Exchange Commission (the "Commission") by Parent jointly with Grupo Carso, S.A. de C.V., ("Grupo Carso") and Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paolo Slim Domit and Johanna Monique Slim Domit (such individuals collectively the "Slim Family"). All Shares reflected in the table are beneficially owned by Parent. As the parent company of Parent, Grupo Carso may be deemed to be a beneficial owner of such Shares. The Slim Family, through a Mexican corporation and a Mexican trust, beneficially own a majority of the outstanding voting equity securities of Grupo Carso, and, therefore, each member of the Slim Family may be deemed to be a beneficial owner of such Shares. All Shares are held subject to shared voting power and dispositive power among Parent, Grupo Carso and the Slim Family.

(5) Based on a Report on Schedule 13G dated February 11, 1999, which was filed with the Commission by Massachusetts Financial Services Company ("MFS"). MFS reported sole voting power with respect to 6,403,873 shares and sole dispositive power with respect to all 6,483,373 shares. Beneficial ownership of the securities of an issuer may be reported on a Schedule 13G only in the event that the reporting person has acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect.

(6) Based on a Report on Schedule 13G dated February 14, 1997, which was jointly filed with the Commission by Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter"), Harold J. Baxter and Gary L. Pilgrim. Pilgrim Baxter, Mr. Baxter and Mr. Pilgrim reported shared voting power and sole dispositive power with respect to all shares beneficially owned.

(7) Based on a Report on Schedule 13G dated January 7, 1999, which was jointly filed with the Commission by FMR Corp. ("FMR "), Edward C. Johnson 3d and Abigail P. Johnson. FMR reported sole voting power with respect to 52,000 shares and sole dispositive power with respect to all 5,191,200 shares. Mr. Johnson and Ms. Johnson reported sole dispositive power with respect to all 5,191,200 shares.

(8) Includes 40,000 shares of Common Stock (which number includes 36,000 shares of Common Stock restricted by the Company as to their sale, assignment, transfer, pledge or other encumbrance) and options to acquire 36,000 shares of Common Stock held as of January 28, 2000 by R. Stephen Polley, Executive Vice President-Internet Strategies and President and Chief Executive Officer -- cozone.com inc. Mr. Polley tendered his resignation from all positions with the Company and cozone.com inc., effective January 31, 2000.

(9) The principal business address for Carlos Slim Domit and Patrick Slim Domit is Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Mexico, D.F., Mexico, 11000.

                               EXECUTIVE COMPENSATION

    REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

                               OVERVIEW AND PHILOSOPHY

     Recommendations regarding base salary and annual incentive compensation for executive officers are prepared by the Compensation Committee and presented to the Board of Directors for final approval. The Compensation Committee, which is composed entirely of nonemployee directors, has access to independent compensation data and has available to it advice and reports from outside compensation consultants.

     The objectives of the Company's executive compensation program are to:

     - Support the achievement of desired Company performance.

     - Provide competitive compensation that will attract and retain superior talent and reward performance.

     - Align the executive officers' interests with those of the stockholders by placing a portion of their pay at risk because it is dependent upon corporate performance, including the attainment of performance goals.

     To achieve the above objectives, the Company's executive compensation policies integrate annual base compensation with bonuses based on overall corporate performance and individual initiatives and performance. The measurement of corporate performance and the award of bonuses to officers of the Company may be based on the performance of the Company generally (in the absolute or compared to its peers) or the performance of a particular officer or the performance of the subsidiary, division or other unit to which an officer is assigned. Performance goals may vary between officers and will be weighted to reflect their relative importance to the Company. For other key management personnel the award of bonuses is based primarily upon the achievement of Company performance goals that are reviewed and approved annually by the Compensation Committee. For years in which performance goals are achieved or exceeded, executive compensation tends to be higher than for years in which performance goals are not achieved. Annual cash compensation, together with the payment of long-term equity-based incentive compensation through stock options, restricted stock and other equity-based awards, is designed to attract and retain qualified executives and to ensure that such executives have a continuing stake in the long-term success of the Company.

     The executive compensation program is designed to provide an overall level of compensation that is competitive within the retail industry, as well as with a broader group of companies of comparable size and complexity. The actual compensation levels of the Company's executive officers may be greater or less than average compensation levels in other companies based upon annual and long-term overall Company performance as well as individual performance. The Compensation Committee uses its discretion to set executive compensation at levels warranted in its judgment by external, internal and individual circumstances.

                     EXECUTIVE OFFICER COMPENSATION PROGRAM

     The Company's executive officer compensation program is comprised of base salary, annual cash incentive compensation (including the Officers' Bonus Plan, the Supplemental Bonus and Retention Plan, long-term incentive compensation in the form of stock options, restricted stock and other equity-based awards) and various benefits, including a 401(k) plan, deferred compensation plan and an executive medical plan.

     Base Salary

     Subject to the provisions of any applicable employment agreements, in fiscal 1999 base salary levels for the Company's executive officers, including the Chief Executive Officer, were competitively set relative to companies in the retail industry and other comparable companies. See "Employment Agreements." In determining salaries, the Compensation Committee took into account individual experience and performance and specific issues particular to the Company, counseled with an outside compensation consultant and reviewed independent compensation data to establish base salary levels that were within the range of persons holding positions of comparable responsibility at other similarly situated companies, both regionally and nationally.

     Officers' Bonus Plan

     The CompUSA Inc. Officers' Bonus Plan (the "Bonus Plan") provides incentive compensation opportunities for officers of the Company that are designed to attract, motivate, and retain talented officers and to align the officers' interests with those of the stockholders by placing a portion of their pay at risk depending upon corporate performance and to support the achievement of desired Company performance. The awards granted pursuant to the Bonus Plan are determined according to a formula based on several factors, including target performance goals, threshold levels of performance, individual target award levels and the participant's base earnings. At the beginning of the year, the Compensation Committee establishes target award levels expressed as a percentage of a participant's base earnings for the year, as well as the performance goals and the respective threshold and target levels of performance associated with each. Different performance goals may be established for different participants. Each participant's award is determined by multiplying the target award by the performance score. The maximum award that may be paid to any single participant for a fiscal year is $5,000,000. Additionally, the Compensation Committee has discretion to grant ad hoc bonuses pursuant to the Bonus Plan to any participant or group of participants in such amounts as it determines to be appropriate. For fiscal 1999, the performance goal established for the Chief Executive Officer of the Company was based on the Company achieving a targeted earnings per share (the "EPS Target"). If the EPS Target for fiscal 1999 had been achieved, the Chief Executive Officer would have received an award equal to 50% of his base salary (the "Award"). If the EPS Target had been surpassed, the Award would have increased 2% to 12% for each percentage point by which reported earnings per share exceeded the EPS Target. If the EPS Target was not achieved, the Award was to decrease 3% to 4% for each percentage point by which reported earnings per share fell below the EPS Target. Because the Company reported a loss for fiscal 1999, the Chief Executive Officer did not earn a bonus under the Bonus Plan.

     Supplemental Bonus and Retention Plan

     The CompUSA Inc. Supplemental Bonus and Retention Plan (the "Supplemental Bonus Plan"), approved by the Board of Directors May 4, 1999, provides additional incentive compensation opportunities for certain officers of the Company. The Supplemental Bonus Plan is designed to assist in the attraction, motivation and retention of superior talent at the officer level and to align the officers' interests with those of the stockholders by giving those eligible to participate in the Supplemental Bonus Plan the opportunity to earn cash bonuses based upon appreciation in the market price of the Common Stock. The Compensation Committee has sole discretion to determine which officers of the Company are eligible to participate in the Supplemental Bonus Plan and the amount of the cash bonuses that the designated officers are eligible to receive. Bonuses awarded to officers under the Supplemental Bonus Plan vest in two equal parts on the first two anniversaries of the date of the bonus award and expire on the day immediately preceding the fifth anniversary of the date of the award. The Supplemental Bonus Plan constitutes a "management incentive bonus plan" for purposes of any employment agreement between the Company and the award recipient. Consequently, certain change-in-control provisions in any such employment agreement may apply and could result in acceleration of vesting of a bonus award in accordance with the terms of the award recipient's employment agreement. A bonus recipient will be eligible to receive the maximum amount of the award if certain target market prices for the Common Stock are met at the time the officer elects to receive vested increments of his award. Reduced amounts will be payable if certain lower target market prices are met at such times. Elections to receive payments pursuant to an award must be made during certain window periods established by the Company.

     Long-Term Incentive Plan

     The CompUSA Inc. Long-Term Incentive Plan, as amended and restated as of September 1, 1999 (the "Long-Term Incentive Plan") has been the Company's long-term incentive plan for executive officers since

1990. The objectives of the Long-Term Incentive Plan are to align executive and stockholder long-term interests by creating a strong and direct link between executive compensation and stockholder return and to enable executives to develop and maintain a significant long-term ownership position in the Common Stock.

     The number of shares authorized for issuance under the Long-Term Incentive Plan is 16,416,699, plus a number of shares equal to the number of shares of PARs (as defined below) outstanding as of September 1, 1999 that are forfeited and returned to the Company at any time on or after September 1, 1999. As of January 28, 2000, options to purchase an aggregate of 13,350,910 of such shares had been granted, leaving 3,065,789 shares (plus any shares of PARs (as defined below) that are thereafter forfeited) available for future grants. The terms of the Long-Term Incentive Plan prohibit the repricing of options granted under the Long-Term Incentive Plan, other than standard anti-dilution adjustments. The Long-Term Incentive Plan will expire on August 31, 2009.

     Restricted Stock Plan

     The CompUSA Inc. Restricted Stock Plan (the "Restricted Stock Plan"), approved by the Board of Directors on July 7, 1999, provides for the granting of stock-based incentive compensation in the form of restricted stock. The Restricted Stock Plan authorizes the issuance of up to 1,000,000 shares of Common Stock to officers of the Company and its subsidiaries. Only shares of Common Stock held in the Company's treasury may be issued pursuant to grants under the Restricted Stock Plan. Restricted stock granted pursuant to the Restricted Stock Plan will be restricted for a period of time to be determined by the Compensation Committee at the time of the award, which period shall not exceed ten years. The restricted stock will be forfeited if a participant's employment is terminated prior to the end of the restriction period. The Compensation Committee may waive any restrictions with respect to shares of restricted stock in whole or in part at any time. In addition, all restrictions with respect to outstanding shares of restricted stock will be deemed lapsed, waived or satisfied upon the occurrence of certain sale, merger or reorganization transactions involving the Company or in the event the Company is otherwise subject to a change in control. The restrictions on the stock prohibit the sale, assignment, transfer, pledge or other encumbrance of the restricted stock. The termination of restrictions with respect to certain restricted stock awards may be accelerated if specific performance goals are met (such restricted stock is referred to in this Proxy Statement as "performance accelerated restricted stock" or "PARs"). As of the January 28, 2000, 944,035 shares of PARs issued under the Restricted Stock Plan were outstanding, with James F. Halpin, Harold F. Compton, J. Samuel Crowley, Lawrence N. Mondry and James E. Skinner holding the following number of shares, respectively: 118,644; 106,780; 60,332; 60,332 and 60,332.

     CompSavings Plan for Employees of CompUSA Inc.

     The CompSavings Plan for Employees of CompUSA Inc. (the "401(k) Plan") is intended to enable employees of the Company and its subsidiaries who are at least 21 years of age to accumulate capital for their future economic security, encourage eligible employees to remain in the service of the Company and provide incentives for employee performance on behalf of the Company. Eligible employees may become participants in the plan as of the first day of the next calendar quarter after their hire date. An eligible employee may elect to make pre-tax contributions to the 401(k) Plan through payroll deductions in an amount up to 15% of such employee's compensation, subject to certain limitations contained in the Internal Revenue Code of 1986 (the "Code"). The 401(k) Plan provides for Company matching contributions equal to 25% of an eligible employee's pre-tax contributions with respect to the first 5% of such employee's compensation. Company matching contributions are made one-fourth in cash and the remaining three-fourths in Common Stock. In addition, the Company may elect to make supplemental matching contributions in an amount based on the Company's profitability for the fiscal year that ends within the 401(k) Plan's fiscal year. The 401(k) Plan is a defined contribution retirement plan within the meaning of Section 401(a) of the Code. Participants in the 401(k) Plan may direct the investment of their 401(k) Plan accounts among specified investment funds, including a fund that invests primarily in Common Stock. The 401(k) Plan is administered by the CompSavings Plan Committee, which is comprised of Harold
F. Compton, James E. Skinner and Melvin D. McCall.

     CompUSA Inc. Deferred Compensation Plan

     The CompUSA Inc. Deferred Compensation Plan (the "SERP") is a supplemental executive retirement plan maintained in conjunction with the 401(k) Plan that is intended to provide certain benefits to a select group of the Company's management and highly compensated employees. The SERP is a nonqualified plan for federal income tax purposes that allows eligible employees to make pre-tax contributions through payroll deductions in excess of certain limitations imposed on pre-tax contributions by these employees to the 401(k) Plan. Eligible employees who make pre-tax contributions to the SERP are eligible to receive an allocation of Company matching contributions on the same basis as Company matching contributions to the 401(k) Plan. The SERP is administered by the CompSavings Plan Committee.

     Benefits

     The Company provides medical benefits to its executive officers pursuant to an executive medical plan.

     This report of the Compensation Committee on executive compensation is submitted by the current members of the Committee as noted below:

                                          Warren D. Feldberg
                                          Mort Handel
                                          Kevin J. Roche

SUMMARY COMPENSATION TABLE

     The following contains information concerning the compensation earned by, awarded to or paid to the Company's Chief Executive Officer and each of the other four most highly compensated executive officers of the Company (collectively, the "Named Officers") for services rendered to the Company during fiscal 1997, 1998 and 1999.

                                                                                   LONG-TERM COMPENSATION
                                                                              ---------------------------------
                                                                                      AWARDS            PAYOUTS
                                                                              -----------------------   -------
                                            ANNUAL COMPENSATION                            SECURITIES
                                -------------------------------------------   RESTRICTED   UNDERLYING
                                                               OTHER ANNUAL     STOCK       OPTIONS/     LTIP      ALL OTHER
                                FISCAL    SALARY      BONUS    COMPENSATION    AWARD(S)       SARS      PAYOUTS   COMPENSATION
NAME AND PRINCIPAL POSITION      YEAR       ($)      ($)(1)       ($)(2)        ($)(3)       (#)(4)       ($)        ($)(5)
---------------------------     ------   ---------   -------   ------------   ----------   ----------   -------   ------------
James F. Halpin...............   1999    1,000,000        --          --       875,007       213,051        --       1,600
  President and Chief            1998      959,615        --          --       367,870       122,951        --       3,150
  Executive Officer              1997      836,544   744,851          --       248,751     1,331,591        --       4,750
Harold F. Compton.............   1999      886,538        --          --       743,750       191,746        --       1,600
  Executive Vice President and   1998      796,154        --          --       375,066       104,508        --       3,150
  Chief Operating Officer        1997      584,619   521,926          --       213,216       955,597        --       4,750
  of the Company and
  President -- CompUSA Stores
J. Samuel Crowley.............   1999      362,789        --          --       421,868        36,113        --       1,600
  Executive Vice President --    1998      332,500        --          --       112,773        19,590        --       2,996
  Operations                     1997      275,038   184,018          --        81,540       348,572        --       4,750
Lawrence N. Mondry............   1999      414,615        --          --       421,868        36,113        --       1,600
  Executive Vice President --    1998      385,192        --          --       112,773        19,590        --       3,150
  Merchandising                  1997      344,425   229,692          --        81,540       348,572        --       4,750
James E. Skinner..............   1999      375,577        --          --       421,868        36,113        --       1,600
  Executive Vice President,      1998      336,538        --          --       112,773        19,590        --       2,375
  Chief Financial Officer,       1997      293,071   195,854          --        81,540       348,572        --       4,750
  Treasurer and Assistant
  Secretary

---------------
(1) Includes bonuses earned in fiscal 1997 under the incentive compensation plans of the Named Officers that were paid in fiscal 1998. No bonuses were earned by the Named Officers in fiscal 1998 or fiscal 1999.

(2) No compensation was paid to any of the Named Officers during fiscal 1997, 1998 or 1999 that constituted Other Annual Compensation. In fiscal 1997, 1998 and 1999, the value of perquisites and other personal benefits, if any, did not equal or exceed the lesser of $50,000 or 10% of the total amount of annual salary and bonus for any Named Officer.

(3) The aggregate value of the restricted stock awards at the end of fiscal 1999 was: $562,843; $497,564; $235,755; $235,755 and $235,755 for Messrs. Halpin,
    Compton, Crowley, Mondry and Skinner, respectively. The number of shares of restricted stock held by Messrs. Halpin, Compton, Crowley, Mondry and Skinner at the end of fiscal 1999 was 76,970; 68,043; 32,240; 32,240 and
    32,240, respectively. Restrictions lapse after five years, subject to accelerated vesting if specific performance goals are met; however, such vesting period will not be less than three years. Holders of restricted stock are entitled to receive any dividends paid to holders of Common Stock.

(4) Options to acquire Common Stock under the Long-Term Incentive Plan. See "Report of the Compensation Committee on Executive Compensation -- EXECUTIVE OFFICER COMPENSATION PROGRAM -- Long-Term Incentive Plan."

(5) Reflects the Company's contributions to the 401(k) Plan and the SERP in respect of these individuals.

OPTION GRANTS DURING FISCAL 1999

     The following table sets forth information regarding stock options granted to the Named Officers during fiscal 1999 pursuant to the Long-Term Incentive Plan.

                                                INDIVIDUAL GRANTS
                          -------------------------------------------------------------    POTENTIAL REALIZABLE
                           NUMBER OF                                                      VALUE AT ASSUMED ANNUAL
                           SECURITIES      % OF TOTAL                                      RATES OF STOCK PRICE
                           UNDERLYING     OPTIONS/SARS                                    APPRECIATION FOR OPTION
                          OPTIONS/SARS     GRANTED TO     EXERCISE OR BASE                        TERM(1)
                            GRANTED       EMPLOYEES IN         PRICE         EXPIRATION   -----------------------
NAME                       (#)(2)(3)     FISCAL YEAR(2)     ($/SHARE)(4)        DATE        5% ($)      10% ($)
----                      ------------   --------------   ----------------   ----------   ----------   ----------
James F. Halpin.........    213,051           14.3%            14.25          11/03/08    1,909,629    4,839,347
Harold F. Compton.......    191,746           12.9%            14.25          11/03/08    1,718,667    4,355,415
J. Samuel Crowley.......     36,113            2.4%            14.25          11/03/08      323,690      820,289
Lawrence N. Mondry......     36,113            2.4%            14.25          11/03/08      323,690      820,289
James E. Skinner........     36,113            2.4%            14.25          11/03/08      323,690      820,289

---------------
(1) The potential realizable values shown in the table illustrate the values that might be realized upon exercise of the options immediately prior to the expiration of their terms, based on the difference between the appreciated value of the Common Stock over the ten-year term of the options (assuming the specified compounded rates of appreciation) and the exercise price of the options. These amounts do not take into account provisions providing for termination of options following termination of employment, nontransferability or vesting over periods of up to four years.

(2) The Company has not granted any stock appreciation rights (SARs).

(3) All options have ten-year terms. Options vest with respect to one-third or one-fourth of the shares covered thereby annually, beginning on the first anniversary of the date of grant. In the event of a change in control of the Company (as defined in the Long-Term Incentive Plan), however, any unexercisable portion of the options will become immediately exercisable. All options set forth in the table are nonqualified options.

(4) The exercise price was equal to the fair market value of the Common Stock on the date of grant.

AGGREGATED OPTION EXERCISES DURING FISCAL 1999 AND FISCAL YEAR END OPTION VALUES

     The following table sets forth information regarding options exercised by the Named Officers during fiscal 1999 and the number and value of options held at fiscal year end. The Company does not have any outstanding stock appreciation rights.

                                                            NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                           UNDERLYING UNEXERCISED             IN-THE-MONEY
                                  SHARES                   OPTIONS/SARS AT FISCAL        OPTIONS/SARS AT FISCAL
                                ACQUIRED ON    VALUE            YEAR END (#)                 YEAR END ($)(2)
                                 EXERCISE     REALIZED   ---------------------------   ---------------------------
NAME                                (#)        ($)(1)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                            -----------   --------   -----------   -------------   -----------   -------------
James F. Halpin...............        --           --     1,897,474       655,551         637,778         --
Harold F. Compton.............        --           --     1,050,076       523,287       1,058,456         --
J. Samuel Crowley.............    11,504       90,371       349,223       137,032          32,009         --
Lawrence N. Mondry............    57,866      496,450       272,310       137,033              --         --
James E. Skinner..............        --           --       337,958       137,033         144,200         --

---------------
(1) Value is calculated based on the difference between the closing price of the Common Stock on the date of exercise and the per share option exercise price multiplied by the number of shares to which the exercise relates.

(2) The closing price of the Common Stock on the New York Stock Exchange ("NYSE") on June 25, 1999, was $7.3125 per share. The value of an in-the-money option is calculated on the basis of the difference between $7.3125 and the per share option exercise price multiplied by the number of shares of Common Stock purchasable under the option.

LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

     The following table sets forth information regarding bonus awards to the Named Officers during fiscal 1999 under the Supplemental Bonus Plan.

                                                  NUMBER OF SHARES, UNITS    PERFORMANCE OR OTHER PERIOD
NAME                                              OR OTHER RIGHTS ($)(1)     UNTIL MATURATION OR PAYOUT
----                                              -----------------------    ---------------------------
James F. Halpin.................................         2,100,000                      (2)
Harold F. Compton...............................         2,100,000                      (2)
J. Samuel Crowley...............................           600,000                      (2)
Lawrence N. Mondry..............................           600,000                      (2)
James E. Skinner................................           600,000                      (2)

---------------
(1) The amounts shown in this column are the maximum dollar amounts that would be payable to the Named Officers if certain target market prices for the Common Stock were met at the time the Named Officer elected to receive all vested increments of his bonus award. Reduced amounts would be payable if certain lower target market prices were met at the time of such an election, and the difference between the maximum amounts and such reduced amounts would be forfeited. The maximum target market price with respect to the bonus awards shown for each Named Officer is $15.01 per share. The minimum dollar amount each Named Officer could receive if the lowest target market price ($5.00 per share) were not met during the term of his bonus award is zero.

(2) The term of each bonus award is five years. One-half of each bonus award vests on each of the first two anniversaries of the award. Each Named Officer may elect to receive one or more vested increments of his bonus award (but not less than all of a single vested increment) during the five-year term, but only during certain window periods established by the Company. A Named Officer will automatically be deemed to have elected to receive all vested increments of a bonus award if the maximum target market price is reached at a time when the Named Officer has the right to make such an election. Bonus awards are subject to early termination (and in certain circumstances, forfeiture) upon termination of employment.

EMPLOYMENT AGREEMENTS

     Halpin Agreement. The Company is a party to an employment agreement with James F. Halpin (the "Halpin Employment Agreement") dated August 16, 1996, as amended by the Amendment to Employment Agreement dated January 23, 2000 (the "Halpin Amendment" and, together with the Halpin Employment Agreement, the "Halpin Agreement"), pursuant to which Mr. Halpin currently serves as President and Chief Executive Officer. The Halpin Agreement provides for annual salary increases at the sole discretion of the Compensation Committee of the Board of Directors. Mr. Halpin's current annual base salary is $1,040,000. In addition, Mr. Halpin is eligible to receive in respect of each fiscal year an incentive bonus determined in accordance with any management incentive bonus plan then maintained by the Company. See "Report of the Compensation Committee on Executive Compensation -- EXECUTIVE OFFICER COMPENSATION PROGRAM -- Officers' Bonus Plan and -- Supplemental Bonus and Retention Plan." Although the term of employment under the Halpin Agreement is scheduled to expire on August 15, 2000, the Halpin Amendment provides that Mr. Halpin will render services to the Company as an employee on a full-time basis during the six-month period commencing on the date on which the termination payment and gross-up payment which are owed to Mr. Halpin upon a "change of control" of the Company (as defined in the Halpin Agreement) would be required to be paid pursuant to the Halpin Agreement. Mr. Halpin has agreed to certain noncompetition restrictions with the Company during the term of the Halpin Agreement and for two years thereafter. The Halpin Agreement provides for certain severance arrangements. See "Severance Arrangements."

     Compton Agreement. The Company is a party to an employment agreement with Harold F. Compton (the "Compton Employment Agreement") dated August 16, 1996, as amended by the Amendment to Employment Agreement dated January 23, 2000 (the "Compton Amendment" and, together with the Compton Employment Agreement, the "Compton Agreement"), pursuant to which Mr. Compton currently serves as Executive Vice President and Chief Operating Officer of the Company and President of CompUSA Stores. The Compton Agreement provides for annual salary increases at the sole discretion of the Compensation Committee of the Board of Directors. Mr. Compton's current annual base salary is $935,000. In addition, Mr. Compton is eligible to receive in respect of each fiscal year an incentive bonus determined in accordance with any management incentive bonus plan then maintained by the Company. See "Report of the Compensation Committee on Executive Compensation -- EXECUTIVE OFFICER COMPENSATION PROGRAM -- Officers' Bonus Plan and -- Supplemental Bonus and Retention Plan." Although the term of employment under the Compton Agreement is scheduled to expire on August 15, 2000, the Compton Amendment provides that Mr. Compton will render services to the Company as an employee on a full-time basis during the six-month period commencing on the date on which the termination payment and gross-up payment which are owed to Mr. Compton upon a "change of control" of the Company (as defined in the Compton Agreement) would be required to be paid pursuant to the Compton Agreement. Mr. Compton has agreed to certain noncompetition restrictions with the Company during the term of the Compton Agreement and for two years thereafter. The Compton Agreement provides for certain severance arrangements. See "Severance Arrangements."

     Crowley Agreement.  The Company is a party to an employment agreement with
J. Samuel Crowley (the "Crowley Employment Agreement") dated August 16, 1996, as amended by the Amendment to Employment Agreement dated January 23, 2000 (the "Crowley Amendment" and, together with the Crowley Employment Agreement, the "Crowley Agreement"), pursuant to which Mr. Crowley currently serves as Executive Vice President -- Operations. The Crowley Agreement provides for annual salary increases at the sole discretion of the Compensation Committee of the Board of Directors. Mr. Crowley's current annual base salary is $385,000. In addition, Mr. Crowley is eligible to receive in respect of each fiscal year an incentive bonus determined in accordance with any management incentive bonus plan then maintained by the Company. See "Report of the Compensation Committee on Executive Compensation -- EXECUTIVE OFFICER COMPENSATION PROGRAM -- Officers' Bonus Plan and -- Supplemental Bonus and Retention Plan." Although the term of employment under the Crowley Agreement is scheduled to expire on May 1, 2000, the Crowley Amendment provides that Mr. Crowley will render services to the Company as an employee on a full-time basis during the six-month period commencing on the date on which the termination payment and gross-up payment which are owed to Mr. Crowley upon a "change of control" of the Company

(as defined in the Crowley Agreement) would be required to be paid pursuant to the Crowley Agreement. Mr. Crowley has agreed to certain noncompetition restrictions with the Company during the term of the Crowley Agreement and for two years thereafter. The Crowley Agreement provides for certain severance arrangements. See "Severance Arrangements."

     Mondry Agreement. The Company is a party to an employment agreement with Lawrence N. Mondry (the "Mondry Employment Agreement") dated August 16, 1996, as amended by the Amendment to Employment Agreement dated January 23, 2000 (the "Mondry Amendment" and, together with the Mondry Employment Agreement, the "Mondry Agreement"), pursuant to which Mr. Mondry currently serves as Executive Vice President -- Merchandising. The Mondry Agreement provides for annual salary increases at the sole discretion of the Compensation Committee of the Board of Directors. Mr. Mondry's current annual base salary is $460,000. In addition, Mr. Mondry is eligible to receive in respect of each fiscal year an incentive bonus determined in accordance with any management incentive bonus plan then maintained by the Company. See "Report of the Compensation Committee on Executive Compensation -- EXECUTIVE OFFICER COMPENSATION PROGRAM -- Officers' Bonus Plan and -- Supplemental Bonus and Retention Plan." Although the term of employment under the Mondry Agreement is scheduled to expire on May 1, 2000, the Mondry Amendment provides that Mr. Mondry will render services to the Company as an employee on a full-time basis during the six-month period commencing on the date on which the termination payment and gross-up payment which are owed to Mr. Mondry upon a "change of control" of the Company (as defined in the Mondry Agreement) would be required to be paid pursuant to the Mondry Agreement. Mr. Mondry has agreed to certain noncompetition restrictions with the Company during the term of the Mondry Agreement and for two years thereafter. The Mondry Agreement provides for certain severance arrangements. See "Severance Arrangements."

     Skinner Agreement. The Company is a party to an employment agreement with James E. Skinner (the "Skinner Employment Agreement") dated August 16, 1996, as amended by the Amendment to Employment Agreement dated January 23, 2000 (the "Skinner Amendment" and, together with the Skinner Employment Agreement, the "Skinner Agreement"), pursuant to which Mr. Skinner currently serves as Executive Vice President and Chief Financial Officer. The Skinner Agreement provides for annual salary increases at the sole discretion of the Compensation Committee of the Board of Directors. Mr. Skinner's current annual base salary is $425,000. In addition, Mr. Skinner is eligible to receive in respect of each fiscal year an incentive bonus determined in accordance with any management incentive bonus plan then maintained by the Company. See "Report of the Compensation Committee on Executive Compensation -- EXECUTIVE OFFICER COMPENSATION PROGRAM -- Officers' Bonus Plan and -- Supplemental Bonus and Retention Plan." Although the term of employment under the Skinner Agreement is scheduled to expire on May 1, 2000, the Skinner Amendment provides that Mr. Skinner will render services to the Company as an employee on a full-time basis during the six-month period commencing on the date on which the termination payment and gross-up payment which are owed to Mr. Skinner upon a "change of control" of the Company (as defined in the Skinner Agreement) would be required to be paid pursuant to the Skinner Agreement. Mr. Skinner has agreed to certain noncompetition restrictions with the Company during the term of the Skinner Agreement and for two years thereafter. The Skinner Agreement provides for certain severance arrangements. See "Severance Arrangements."

SEVERANCE ARRANGEMENTS

     The Halpin, Compton, Crowley, Mondry and Skinner Agreements provide for severance payments to such officers upon termination of their employment by the Company other than for "cause," as defined in such agreements. In addition, the Crowley, Mondry and Skinner Agreements provide that failure of the Company to renew their agreements upon the expiration of their respective terms constitutes termination other than for "cause," thus entitling them to the aforementioned severance payments. Under the Halpin Agreement, Mr. Halpin is entitled to receive the amount of his monthly base salary (at the rate in effect immediately prior to termination of employment) as severance pay for a period of 48 months following termination of employment. Under the Compton Agreement, Mr. Compton is entitled to receive the amount of his monthly base salary (at the rate in effect immediately prior to termination of employment) as severance pay for a period of 36 months following termination of employment. Under the Crowley, Mondry and Skinner Agreements, each is entitled to receive the amount of his monthly base salary (at the rate in effect immediately prior to termination of employment) as severance pay for a period of 18 months following termination of employment.

     Officers of the Company who are not Named Officers have employment agreements that provide for severance payments upon termination by the Company of employment other than for "cause," as defined in the agreements. In addition, the employment agreements for such officers provide that failure of the Company to renew their agreements upon the expiration of their respective terms constitutes termination other than for "cause," thus entitling them to the aforementioned severance payments. The agreements provide for severance payments for periods of 18, 12 and six months following termination of employment of Executive Vice Presidents, Senior Vice Presidents and Vice Presidents, respectively.

     The Company's employment agreements with its officers provide for lump sum payments in lieu of the foregoing severance payments in connection with a "change in control" (as defined in the agreements) of the Company; provided, however, that with respect to the Named Officers, the payments described in this paragraph are modified to the extent described in the succeeding paragraph. The Company's obligations under the agreements apply to specified employment terminations during the 90-day period preceding a change in control and to any employment termination (other than one due to death) during the 12-month period following a change in control. The amount of the lump sum payment is equal to
2.99 times the sum of the following: (i) the executive's annual base pay, (ii) two times the executive's target bonus and (iii) the executive's annualized automobile allowance; provided, however, that with respect to Vice Presidents, the amount of the lump sum payments will be equal to 1.00 times the sum of the items enumerated in this sentence. The lump sum payment also includes a payment in lieu of continued group insurance coverage and an amount necessary to reimburse the terminated executive for excise taxes that the executive may incur as a result of the payments. Modified noncompetition restrictions apply for a period of two years under the agreements in the event of employment termination in connection with a change in control; provided, however, that with respect to Vice Presidents, such modified noncompetition restrictions apply for a period of one year. The consummation of the Offer will result in a "change of control" under the employment agreements.

     Under each of the Halpin Amendment, the Compton Amendment, the Crowley Amendment, the Mondry Amendment and the Skinner Amendment (together, the "Amendments"), the Company shall withhold a portion of any change in control payments to be made to the Named Officers at the consummation of the Offer (the "Deferred Payment") and deposit an amount equal to the Deferred Payment into an escrow account for the benefit of the executive. The Company will pay the executive the Deferred Payment (plus earnings thereon) on the earlier to occur of (i) the three-month anniversary of the date that the initial payment was made to the executive, if the executive is employed by the Company at such time, and
(ii) two (2) business days after the date on which the executive's employment with the Company terminates for any reason other than by the Company for "cause" (as defined in the Amendments) or the executive's voluntary resignation. If employment is terminated for "cause" or the executive voluntarily resigns prior to such three-month anniversary, the Deferred Payment will be forfeited.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     James F. Halpin, Jr., son of the Company's President and Chief Executive Officer, is the owner and President of OMO Marketing, Inc., which acts as a sales representative for Ferris Marketing, Inc., a parent holding company for Worldwide Marketing, Inc., Compaccessories, Inc. and TR Systems, Inc. (collectively, "Ferris Marketing"). The Company purchases import products from Ferris Marketing in the ordinary course of business, and during fiscal 1999 made aggregate purchases totaling $18,071,707 from Ferris Marketing. During fiscal 1999, OMO Marketing, Inc. received $44,111 from Ferris Marketing for services rendered in connection with purchases made from Ferris Marketing by the Company.

     On March 15, 1999, the Company made a $200,000 interest-free home purchase loan to Robert Sayewitz, the Company's Senior Vice President -- Direct Sales, which loan was repaid July 1, 1999.

            SECTION 16 (a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's directors and officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes of ownership with the Commission. Based solely on its review of the copies of such forms received by it, and written representations from certain reporting persons, the Company believes that during fiscal 1999 all filing requirements applicable to its directors, officers and greater than 10% beneficial owners were complied with, except that R. Stephen Polley, Executive Vice President -- Internet Strategies and President and Chief Executive Officer of CompUSA Net.com Inc., filed his initial report on Form 3 late; Ronald J. Gilmore, Executive Vice President -- Marketing, filed one report on Form 4, relating to a deemed acquisition of Common Stock upon his marriage, late; and Morton E. Handel, a Director of the Company, filed a report on Form 4 late.

                         COMPARATIVE STOCK PERFORMANCE

     The graph below compares the cumulative total stockholder return on Common Stock with the cumulative total return on the stocks comprising the NYSE Composite Index (the "NYSE Index") and the Standard & Poor's Retail Composite Index (the "Peer Group Index") for the period from June 24, 1994 through June 30, 1999 (assuming the investment of $100 on June 24, 1994, in Common Stock and the stocks comprising the NYSE Index and the Peer Group Index, and reinvestment of all dividends).

     The companies whose stocks comprise the Peer Group Index are Albertsons, Inc.; American Stores Company; AutoZone, Inc.; Charming Shoppes, Inc.; Circuit City Stores, Inc.; Costco Companies, Inc.; CVS Corp.; Dayton Hudson Corp.; Dillard's, Inc.; Federated Department Stores; GAP, Inc.; Great Atlantic & Pacific Tea Company; Harcourt General, Inc.; Home Depot, Inc.; K-Mart Corp.; Kroger Company; Limited, Inc.; Longs Drug Stores, Inc.; Lowe's Companies, Inc.; May Department Stores Companies; Nordstrom, Inc.; J.C. Penney Company, Inc.; Pep Boys-Manny, Moe & Jack; Rite Aid Corporation; Sears Roebuck & Company; Sherwin-Williams Company; Tandy Corporation; TJX Companies, Inc.; Toys R Us, Inc.; Venator Group, Inc.; Wal-Mart Stores, Inc.; Walgreen Company and Winn-Dixie Stores, Inc.

             COMPARISON OF CUMULATIVE TOTAL RETURN ON COMMON STOCK,
                        PEER GROUP INDEX AND NYSE INDEX

                                                      COMPUSA INC.              PEER GROUP INDEX               NYSE INDEX
                                                      ------------              ----------------               ----------
6/24/1994                                                100.00                      100.00                      100.00
6/26/1995                                                347.82                      107.12                      119.37
6/28/1996                                                791.29                      130.54                      149.34
6/30/1997                                                997.08                      158.12                      195.08
6/30/1998                                                840.56                      250.90                      248.59
6/30/1999                                                344.92                      334.93                      282.59

---------------
(1) Common Stock

(2) Standard & Poor's Retail Composite Index

(3) NYSE Composite Index